Mail Stop 3561

      April 6, 2006
Marian M. Durkin
Senior Vice President and General Counsel
AVA Formation Corp.
1411 East Mission Avenue
Spokane, Washington 99202

      Re:	AVA Formation Corp.
		Amendment No. 1 to Registration Statement on Form S-4
      Filed March 23, 2006
		File No. 333-131872

		Avista Corporation
		Form 10-K for Fiscal Year Ended December 31, 2005
		Filed March 7, 2006
		File No. 1-03701


Dear Ms. Durkin:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please note that the page numbers refer to the marked courtesy copy of the registration statement that you provided to us.


Form S-4
General
1. We note your responses to comments 1 and 28 in our letter dated March 16, 2006; however, we reissue our previous comments. Although prior to the share exchange, AVA had no assets, liabilities, revenues or operations, please revise your disclosure to clarify that after the share exchange, AVA will continue the existing operations and business of Avista. We note that on page 40 you state that the holding company structure will make it easier to enter into new businesses. Please describe any new business or plan of operations for AVA after the share exchange and any material differences in the businesses or operations that may occur after the share exchange. Form of Proxy
2. We note your response to comment 4 in our letter dated March
16,
2006; however, we reissue our comment because the proxy card does not appear to be revised.
Summary, page 5
3. Please refrain from using defined terms in the summary. Please use abbreviated names or revise so that the terms are clear from their context. Refer to Rule 421(d) of Regulation C.
4. We note your response to comment 25 in our letter dated March
16,
2006; however, your organizational charts remain unclear. For example, please refer to the last chart on page 8 and revise footnote
(1) since Avista Formation Corp. does not appear in the last chart.
In addition, please revise to clarify whether by "business segment" you are referring to subsidiaries. Please revise to identify subsidiaries and include ownership percentage information.
5. Please further describe the Avista capital dividend and discuss the reasons for the dividend.
Risk Factors, page 13
6. We note your response to comment 14 in our letter dated March
16,
2006. Further, we note that it appears that you are discussing two risks under one heading: dependence on the receipt of dividends from subsidiaries and the risk of increased leverage. Please revise to discuss each risk under a separate, appropriate heading.
Voting Procedures, page 18
7. We note your response to comment 16 in our letter dated March
16,
2006; however, we reissue our previous comment. Please revise to clearly state that proxies voting against the proposals may not be used by management to vote for adjournment or postponement pursuant to its discretionary authority to permit further solicitation.
See
Rule 14a-4(b).
Proposal 1 - Election of Directors, page 19
8. Please refer to comment 17 in our letter dated March 16, 2006. We note your revised disclosure in the biographical information for Ms.
Blake and Mr. Knight indicating that they have been in their current positions "for over five years." Please revise each biography to disclose the specific dates of employment for the past five years.

Material United States Income Tax Consequences, page 51
9. We note your response to comment 31 in our letter dated March
16,
2006. Please provide us with a copy of the revised tax opinion for our review.

Class Action Securities Litigation, page 40
10. Please refer to comment 22 in our letter dated March 16, 2006. We note your response indicating that the defendant`s motion to dismiss is fully briefed and set for oral hearing on April 14, 2006.
Please include this updated disclosure in the filing. We also note your explanation as to why you do not expect that this lawsuit will have a material adverse effect on your financial condition, results of operations or cash flows. Disclosure in this section indicates that a change in your estimates of the probability or amount of liability being incurred could be "significant." Please explain to us, with a view towards disclosure, your potential liability and how an adverse ruling would affect you.

Listing of AVA Common Stock, page 59
11. We note your response to comment 32; however, we reissue that part of our comment asking about the timing of the listing of AVA`s common stock. Specifically, disclose the length of time that shareholders may be holding illiquid common stock. If applicable, discuss this potential illiquidity in the risk factor section.

Form 10-K for the fiscal year ended December 31, 2005

Financial Statements

Note 18. Interest Rate Swap Agreements, page 94
12. Please tell us in greater detail the reasons why you consider the forward-starting interest rate swap to be a hedge of anticipated proceeds from the forecasted debt issuance. Please help us to understand why it is not a hedge of the ongoing interest expense of the forecasted debt issue. In this regard, please explain to us in detail how the forward-starting interest rate swap operates. Please tell us when mandatory settlement was required to occur and whether the termination upon issuance was an early settlement. We may have further comment.


* * * *

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Sondra Snyder, Staff Accountant, at (202)
551-
3332 or James Allegretto, Senior Assistant Chief Accountant, at
(202)
551-3849 if you have questions on the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor, at
(202) 551-3335 or Peggy Kim, Senior Staff Attorney, at (202) 551-
3411
with any other questions.



						Sincerely,



						H. Christopher Owings
						Assistant Director

cc:	J. Anthony Terrell, Esq.
	Dewey Ballantine LLP
	Fax: (212) 259-6333
Marian M. Durkin
AVA Formation Corp.
April 6, 2006
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